Exhibit (e)(20)

STOCK OPTION AGREEMENT

Gmarket Inc. (the “Company”) and Massoud Entekhabi (the “Director”) enter into this Agreement for the grant of stock option (the “Stock Option”) as follows. This Agreement is made to compensate and motivate employees and officers or directors of the Company who have contributed, or will likely contribute, to the Company’s management operations, and thus, both parties shall make best efforts to achieve the purposes of this Agreement.

Article 1. Price and Method of Grant

1	The price for exercise of the stock option (“Exercise Price’) shall be 200.000 Korean Won per share (based on KRW 5,000 face value, but if the face value resulting from a stock split is KRW 100, the Exercise Price shall be KRW 4,000 per share).

2	The stocks shall be granted by way of new share subscription.

Article 2. Number of Shares Granted

2.000 common stocks shall be granted.

Article 3. Exercise Period

1	The Stock Option granted shall be subject to four year vesting to the extent permitted by applicable laws and regulations as follows: 50% of the Stock Options may be exercised after, two years” from the date of the resolution and the remaining 50% of the Stock Options granted may be exercised monthly thereafter over the -next two years in cumulative increments et’ 1124 of the remaining Stock Options (the Month in which the Director resigns or retires before the day of the 2nd stock option resolution anniversary shall, not be counted, in the Director’s period of service, and any, fractional share shall be disregarded)., The Stock’ Options may be exercised according to the stock option agreement until seven (7) years have elapsed since the date when such Stock Options become exercisable, provided that in the event the Director resigns or retires after 2 years of service, the Director must exercise all remaining Stock Options that the Director could have exercised on the day of resignation or retirement, as applicable, within 3 months from resignation or retirement, as applicable, and any Stock Option not exercised by expiry of such 3-month exercise period shall be cancelled, regardless of the then exercisability of the Stock Option.

2	If the Company is subject to a change of control (as determined by the board of directors in good faith), all of the Stock Options shall vest immediately, to the extent permitted by law, provided however, if the Stock Options are not permitted to vest immediately, the board of directors shall, in good faith, determine and confer to the Grantee substantially the equivalent economic benefit that the Grantee would have received if all of the Stock Options had vested immediately upon such change of control.

3	To exercise the Stock Option, the Director must be in service by the Company for at least two continuous years from the day of the Stock Option resolution is passed, provided that, in the event of death, retirement due to age, or retirement for other reasons beyond the Director’s control, the Stock Option may be exercised during the exercise period.

Article 4. Manner of Exercise

1	The Director wishing to exercise the Stock Option shall apply to the Company in writing as required by the Company.

2	The date of application shall be the date when the application is accepted by the Company (“Date of Application”).

3	The application form must state the day of Stock Option exercise, the number of shares to be subscribed for and other rights relating to the exercise of the Stock Option.

4	The Director shall make full payment for the shares within 7 days of the Date of Application. The Company shall issue the new shares within 14 days of the Date of Application and deliver the new shares to the Director.

Article 5. Adjustments

The Exercise Price and number of stocks granted may be adjusted in the event of dilution or excessive distribution through new share issue, bonus issue, stock dividend, issuance of convertible bonds or bonds with warrant, stock split or merger. If adjustment of Exercise Price or the number of shares granted is necessary due to dilution, such adjustment shall be in the manner resolved by the board of directors and in accordance with the formula below, provided, such adjustment must be for the purpose of preventing dilution of share value and in the course of adjustment, an amount less than 1 Korean Won and a share less than 1 share shall be disregarded:

1	New Share Issuance: If new shares are issued at a price lower than the Exercise Price, the Exercise Price shall be adjusted as follows:

Adjusted Exercise Price = (total number of outstanding shares before the share issuance x Exercise Price before adjustment + the number of new shares issued x the issue price per share of the new shares issued) / (total number of outstanding shares before the new share issuance + the number of new shares issued)

2	Bonus Issue:

Adjusted Exercise Price = Exercise Price before adjustment x [total number of outstanding shares before the bonus issue + {number of shares of bonus issue x face value per share / market value} / (total number of outstanding shares immediately before the bonus issue + total number of shares of bonus issue)]

Adjusted number of shares granted = the number of shares initially granted under the Stock Option x [the number of outstanding shares immediately before the bonus issue + the number of shares of bonus issue] / the number of outstanding shares immediately before the bonus issue)

3	Stock Dividend:

Stock dividend shall be regarded as new share issuance at face value and be subject to Paragraph 1 (New Share Issuance).

4	If the amount of pay-out ratio including stock dividend exceeds 50% and the dividend rate exceeds 20%, the Exercise Price is adjusted as follows:

Adjusted Exercise Price = Exercise Price before adjustment x (total equity capital of the Company before dividend distribution – amount in excess of 50% of the pay-out ratio) / total equity capital before dividend distribution.

5	Issuance of Convertible Bonds or Bonds with Warrant: If the conversion price or exercise price for the warrant is lower than the Exercise Price, all such convertible bonds or bonds with warrants shall be deemed to be converted or exercised, and Paragraph 1 (New Share Issuance) shall apply.

6	Stock Split or Merger: In the event of stock split or stock merger of common stocks

Adjusted Exercise Price = Exercise Price before the adjustment x the face value per share after the stock split or merger / the face value per share before the split or merger.

Adjusted Number of Shares Granted = the number of shares granted before the adjustment x the face value per share before the stock split or merger / the face value per share after the stock split or merger.

7	Company Merger: In the event of the Company’s merger with another company, the terms of the merger agreement shall govern. If the merger agreement is silent on adjustment and the Stock Option remains valid after the merger, adjustment shaft be made according to the merger ratio.

8	If the adjustment pursuant to Paragraphs 1 through 7 results in the Exercise Price being lower than the face value, the Stock Option shall be exercised at face value.

Article 6. Frequency of Exercise

The Stock Option may be exercised all at once or in several installments at the Director’s discretion, subject to applicable laws and this Agreement, provided that the Company may, under special circumstances, consult with the Director and limit the exercise of Stock Options to 4 times or less per year.

Article 7. Change of the Rights

1	Transfer Restriction: The Stock Option may not be transferred to a third party, be provided as collateral, or be the object of attachment. In the event of any of the foregoing, the Stock Option shall be nullified.

2	Revocation of Stock Option: In the following cases, the Company may revoke the Stock Option by a resolution of its board of directors in accordance with the Articles of Incorporation. In such case, the Company shall give the Director prompt notice of the revocation.

(i)	The Director’s voluntary resignation or retirement within two years from the grant of the Stock Option;

(ii)	Material damage to the Company caused the Director’s intentional misconduct or gross negligence;

(iii)	Inability of the Company to respond to the exercise of Stock Option, due to bankruptcy or dissolution; or

(iv)	Occurrence of other causes for revocation of Stock Option set forth in this Agreement.

3	Succession of Rights: In the event of death, retirement due to age, and resignation due to advancement to officer level, the Stock Option may be exercised during the Exercise Period. In the event of the Director’s death, the legal heir succeeds to the rights of the Director, provided that if the succession of rights occurs during the mandatory holding period, the Stock Option must be exercised within 1 year from the measuring date for the Exercise Period, and if the succession of rights occurs during the Exercise Period, the Stock Option must be exercised during the shorter period between (I) 1 year following the succession and (II) the remaining Exercise Period.

Article 8. Legal Compliance

When selling the shares acquired through exercise of the Stock Option, the Director shall comply with Article 188(2) (Prohibition on Using Undisclosed Information) and Article 188(4) (Prohibition on Price Fixing and Other Unfair Trade Practices) of the Securities and Exchange Act of Korea.

Article 9. General

Matters not specified in this Agreement shall be determined governed by applicable laws, the Articles of incorporation and the Stock Option Regulation, to the extent available.

December 2, 2005

Company.	Gmarket Inc.

/s/ Y.B. Ku
Representative Director
Young Bae Ku

Director	Gmarket Inc.
Address:
Country of Citizenship:
Passport No.:
Name: Massoud Entekhabi

/s/ M. Entekhabi